PROSPECTUS SUPPLEMENT (To Prospectus dated February 14, 2007)	Filed pursuant to Rule 424(b)(3) Registration No. 333-138389

Up to 185,437,500 Shares of Common Stock

(subject to increase to up to 213,253,125 shares)

This supplements the prospectus of People’s United Financial, Inc. dated February 14, 2007, and is directed to persons who subscribed to purchase the maximum number of shares in the subscription offering and indicated on the stock order form a desire to purchase additional shares if the maximum purchase limitations were increased. This prospectus supplement should be read together with the prospectus.

We have commenced a syndicated offering to sell additional shares.

We are conducting a syndicated offering of shares not subscribed for in the subscription offering. The shares are offered for sale to the general public at the subscription offering price of $20.00 per share. Morgan Stanley & Co. Incorporated is acting as sole book-running manager, and Keefe, Bruyette & Woods, Inc., Lehman Brothers Inc. and Ryan Beck & Co., Inc. are acting as joint lead managers for the syndicated offering, which is being conducted on a best efforts basis pursuant to a prospectus dated February 14, 2007. None of Morgan Stanley & Co. Incorporated, Ryan Beck & Co., Inc. or any other member of the syndicate group is required to purchase any shares in the offering. Anyone purchasing common stock in the syndicated offering is subject to the new purchase limitations discussed below and is otherwise subject to all applicable conditions disclosed in the prospectus. We retain the right to accept or reject in whole or in part any order in the syndicated offering.

We are increasing the number of shares that you may purchase in the offering.

In order to complete the offering of our common stock, we must sell at least 137,062,500 shares of common stock, which is the minimum of our offering range.

To facilitate the sale of additional shares, we have increased the amount of stock that you may purchase as follows:

•

You may now purchase up to $12.5 million (625,000 shares) in the offering. This limit applies to you together with any persons with whom you have exercised subscription rights through a single qualifying deposit account held jointly.

•	You, together with any associates or persons who may be acting in concert with you (as defined in the prospectus), may now purchase up to $40.0 million (2,000,000 shares) in the offering.

These purchase limitations apply to purchases made in either the subscription or syndicated offering. If you have purchased shares of common stock in both the subscription and syndicated offerings, your total orders must comply with the purchase limitations set forth above. The ownership limitations for current People’s Bank stockholders disclosed in the prospectus remain unchanged.

Our records indicate that you have submitted an order or orders in the subscription offering totaling the previous purchase limitation of 100,000 shares of common stock, either alone or together with associates and persons acting in concert with you, and that you indicated on your stock order form a desire to increase your purchase. You may increase your order by submitting the enclosed supplemental stock order form with full payment for the additional shares at the purchase price of $20.00 per share. The supplemental stock order form must be received (not postmarked) by 4:00 p.m., Eastern Time, on April 3, 2007. Payment for additional shares ordered must be by bank check or money order or by authorization of withdrawal from your deposit account(s) at People’s Bank, as described in the supplemental stock order form. Cash, personal checks, third party checks and People’s Bank line of credit checks will not be accepted as payment for additional shares ordered. Your existing stock order(s) will be maintained whether or not you submit a supplemental stock order. If the purchase limitations are further increased, only those subscribers who order the new maximum amount and indicate on their supplemental stock order forms their interest in purchasing more shares if such limitations are further increased will be given the opportunity to further increase their subscriptions.

Completion of the conversion and offering is subject to certain conditions.

Completion of the offering remains subject to (1) approval of our plan of conversion and reorganization by People’s Bank’s stockholders and depositors, (2) final approval from the Office of Thrift Supervision, including approval of an updated appraisal, and (3) the sale of at least 137,062,500 shares of common stock, which is the minimum of our offering range.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Neither the Securities and Exchange Commission, the Office of Thrift Supervision nor any state securities regulator has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

RYAN BECK & CO.

For assistance, contact the Stock Information Center, toll-free, at (800) 867-5295.

March 26, 2007